June 18, 2010

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:
NextEra Energy, Inc. (NextEra Energy)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2010
Form 10-Q for the Fiscal Quarter March 31, 2010
Filed May 3, 2010
File No. 001-08841

Florida Power & Light Company (FPL)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for the Fiscal Quarter March 31, 2010
Filed May 3, 2010
File No. 002-27612

Dear Mr. Owings:

We hereby submit our response to the comments set forth in your letter dated May 26, 2010, with respect to your review of the above referenced periodic reports filed under the Securities Exchange Act of 1934.

For the convenience of the staff of the Securities and Exchange Commission (the Staff), the Staff's comments are included and followed by NextEra Energy's responses and, where applicable, FPL's responses.  In addition, in certain cases we have subdivided the questions and responses.

General

1.
In order to facilitate this review, we have not repeated comments for issues that may be applicable to Florida Power & Light.  To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Company Response: Comment noted. Our responses include specific reference to the registrant for which we are responding.

Item 7. Management's Discussion and Analysis of Financial Condition, page 30

Results of Operations, page 31

2.
We note that in January 2010, NextEra Energy discontinued hedge accounting for its cash flow hedges related to energy contract derivative instruments, which you indicate could result in increased volatility in the non-qualifying hedge category.  Please explain to us and disclose why you discontinued hedge accounting for these cash flow hedges and the impact this had on your financial statements.

Company Response:  NextEra Energy Resources, LLC (Energy Resources), NextEra Energy's wholly-owned competitive energy subsidiary, applied cash flow hedge accounting to its energy contract derivative instruments in a limited number of circumstances.  Although the derivatives met all cash flow hedge accounting criteria and were expected to continue to be highly effective, the time and resources required for hedge documentation, and to continually assess effectiveness and measure the amount of ineffectiveness, was extensive.  Based on the significant cost of maintaining hedge accounting compared to the relatively small benefit of doing so, Energy Resources decided to de-designate those cash flow hedges.  FASB ASC 815-30-40-1c indicates that an entity shall discontinue hedge accounting prospectively when the entity removes the designation of the cash flow hedge.

At the time that the hedges were discontinued, there was no impact to the financial statements and therefore, we believe no further disclosure was necessary.  Because Energy Resources expects that the forecasted transactions being hedged are probable of occurring, the net gains or losses associated with those hedges remains in accumulated other comprehensive income (AOCI) and are reclassified into earnings in the same periods during which the forecasted transactions affect earnings.  This treatment is consistent with FASB ASC 815-30-40-2.  The forecasted transactions (primarily the sale of electricity) are expected to occur through 2012.

Hedge accounting was not applied to energy contract derivative instruments at FPL.

NextEra Energy Resources, page 36

3.	Tell us and disclose why your presentation of new investments and existing assets includes the adjustments in footnote (a). In this regard, tell us if a gross presentation would be more transparent.

Company Response:  Footnote (a) to the table was included to ensure that the reader understood what was included in the New Investments and Existing Assets line items.  For each investment that Energy Resources makes in wind and solar projects, they receive significant benefits associated with production tax credits and investment tax credits.  Therefore, management considers the production tax credits and investment tax credits generated by Energy Resources' wind and solar projects a fundamental part of the economics of each of the projects and, as such, includes those benefits when evaluating and communicating the results of the wind and solar projects.  In addition, corporate costs such as interest and general and administrative expenses are managed at the corporate level and not allocated to the various projects.  The earnings drivers presented in the table referenced in the Staff's comment are consistent with how management discusses Energy Resources' earnings in NextEra Energy's quarterly earnings press releases and conference calls.  Therefore, we believe the existing presentation is the most relevant and informative for investors.

4.
Explain to us and disclose how you assess declines in the fair values of your investments for other-than-temporary impairment (OTTI).  Further, tell us and disclose how you account for these investments once the OTTI is recognized.  In this regard, clarify for us the nature of the reversals related to OTTI that you discuss on page 37.  Refer to FASB ASC 320-10-35-34.

Company Response:  Energy Resources follows the two-step process described in FASB ASC 320-10-35-18 through 35-35A to assess declines in the fair values of investments for OTTI and to account for these investments when an OTTI has occurred.  First, at each reporting period, we identify impaired investments by comparing the fair value of the investment to the cost (or new cost basis, if applicable). Second, for each investment that has a fair value less than its amortized cost basis at the balance sheet reporting date, we assess whether the investment has experienced an OTTI.

For equity securities classified as available for sale (AFS) in our nuclear decommissioning trust funds, all impairments are considered to be OTTI in accordance with SAB Topic 5.M., as management cannot assert that it has the ability to hold these securities through recovery because the trustee of these funds is a third party.

Consistent with FASB ASC 320-10-35-34, for equity securities with OTTI, an impairment loss is recognized in earnings equal to the entire difference between the investment’s cost and its fair value at the balance sheet date.  The fair value of the investment then becomes the new cost basis and is not adjusted for subsequent recoveries in fair value.

For debt securities classified as AFS, we consider impairments of individual securities to be OTTI if there is an intent to sell the debt security, or if it is more likely than not we will be required to sell the debt security before recovery of its amortized cost.  However, we also evaluate the creditworthiness of the issuer and record an OTTI if the entire amortized cost basis of the security will not be recovered.

OTTI reversals are considered for adjusted earnings purposes only, not for GAAP earnings.  Please refer to the adjusted earnings discussion on page 31 of the Form 10-K for the fiscal year ended December 31, 2009 (2009 Form 10-K) which defines OTTI reversals as the net of the reversal of previously recognized OTTI losses on securities sold and losses on securities where price recovery was deemed unlikely.  For example, when debt and equity securities are sold, we identify the portion of realized gains associated with previously reported OTTI and treat these amounts as the recovery of unrealized OTTI reported in prior periods for adjusted earnings purposes.

FPL holds marketable securities in its special use funds, which consist of nuclear decommissioning fund assets and storm fund assets.  FPL follows a similar process to that of Energy Resources (described above) to assess declines in the fair values of its investments for OTTI.  However, in accordance with FASB ASC 980, GAAP treatment for these adjustments follows the regulatory accounting treatment under which any changes in fair value, including any OTTI, result in a corresponding adjustment to the related regulatory liability accounts (rather than an adjustment to OCI or earnings).

We respectfully direct the Staff's attention to page 80 & 81 in Note 5 of NextEra Energy's and FPL's 2009 Form 10-K for disclosure related to the accounting for certain investments, including OTTI.

Contractual Obligations and Estimated Planned Capital Expenditure, page 43

5.
We note that footnote (d) to this table states that the NextEra Energy Resources purchase obligations of $1,710 million represent firm commitments primarily in connection with the purchase of wind turbines and towers, solar project components and related construction activities, natural gas transportation, purchase and storage, firm transmission service and nuclear fuel.  Your disclosure under "Contracts" in Note 14 indicates that NextEra Energy Resources purchase, transportation and storage of natural gas and firm transmission service alone, not including the purchase of wind turbines, towers, etc. is $1,710 million in 2010.  Therefore, please confirm the amount of NextEra Energy Resources purchase obligations for 2010 and what is included in those purchase obligations.

Company Response:  The $1,710 million of Energy Resources purchase obligations included in the Contractual Obligations table on page 43 of NextEra Energy's 2009 Form 10-K is consistent with the $1,710 million of required minimum payments under Energy Resources' contracts that are described in the paragraph preceding the table on page 97 of NextEra Energy's 2009 Form 10-K, Note 14 - Contracts.  As such, we believe our existing disclosure is appropriate.

6.
According to your Contractual Obligations and Estimated Planned Expenditures table, your estimated Corporate and Other debt obligations in 2011 are estimated to be substantially higher than your 2010 estimated obligations.  Please briefly discuss in an appropriate section of your filing how you intend to address this substantial increase and what effect, if any, it will have on your operations and liquidity.

Company Response:  As noted in the Staff's comment, NextEra Energy has an increased amount of debt maturing in 2011 compared to 2010.  As disclosed in NextEra Energy's 2009 Form 10-K, particularly the first paragraph under Liquidity and Capital Resources on page 39, NextEra Energy acknowledges that it and its subsidiaries, including FPL, require funds to support and grow their businesses.  The disclosure explains that "These funds are used for working capital, capital expenditures, investments in or acquisitions of assets and businesses, to pay maturing debt obligations and, from time to time, to redeem or repurchase outstanding debt or equity securities."  The disclosure further states:  "It is anticipated that these requirements will be satisfied through a combination of internally generated funds, borrowings, and the issuance, from time to time, of debt and equity securities, consistent with FPL Group's and FPL's objective of maintaining, on a long-term basis, a capital structure that will support a strong investment grade credit rating.  FPL Group, FPL and FPL Group Capital access the credit and capital markets as significant sources of liquidity for capital requirements that are not satisfied by operating cash flows."  NextEra Energy's 2011 debt maturities are not expected to have a significant impact on its operations or liquidity beyond what is already disclosed in its 2009 Form 10-K and therefore we do not believe that any additional disclosure is required.

7.	Tell us and disclose the circumstances in which your mortgage may limit the amount of retained earnings that NextEra Energy can use to pay cash dividends.

Company Response:  FPL’s mortgage does not limit NextEra Energy’s ability to pay cash dividends.  Under its mortgage, FPL may pay cash dividends on its common stock to its parent, NextEra Energy, in an amount equal to its retained earnings less the cost of reacquisition of FPL’s common stock (inclusive of capital distributions on its common stock) not charged to retained earnings since May 31, 1949.  As of December 31, 2009, FPL had $2.67 billion in retained earnings and, as discussed on page 43 of NextEra Energy’s and FPL’s 2009 Form 10-K, no retained earnings of FPL were restricted by this provision of the mortgage.  Therefore, we believe that the disclosure included in the 2009 Form 10-K is appropriate.

If in the future we conclude that the restrictions under FPL’s mortgage on its ability to pay dividends on its common stock to NextEra Energy materially limit NextEra Energy’s ability to pay dividends on its common stock, or believe such restrictions are likely to limit materially the future payment of dividends by NextEra Energy on its common stock, we will disclose such restrictions as required by Item 201(c) of Regulation S-K.

Regulatory Accounting, page 48

8.
Please tell us and disclose how and when the regulatory assets will be recovered.  Further, revise your disclosure to clarify which regulatory assets are included in your rate base.  Lastly, please disclose the recovery period for those assets not earning a return.  See FASB ASC 980-340-50-1.

Company Response:  We acknowledge the merits of the Staff’s comment and respectfully direct the Staff’s attention to the following references in NextEra Energy's and FPL's 2009 Form 10-K for an explanation of how and when regulatory assets, as described in the table on page 48 of NextEra Energy's and FPL's 2009 Form 10-K, will be recovered:

Regulatory Asset Description	Included in Rate Base	2009 Form 10-K Reference

FPL's deferred clause and franchise expenses (current and noncurrent)	No	page 64 in Note 1 - Regulation
FPL's securitized storm-recovery costs (current and noncurrent)	No	pages 87 & 88 in Note 9 - FPL
FPL's derivatives	Yes	page 75 in Note 3
NextEra Energy's pension (current and noncurrent)	No(1)	pages 71 & 72 in Note 2
FPL's unamortized loss on reacquired debt	No	page 70 in Note 1 - Retirement of Long-Term Debt
NextEra Energy's other (current)(2)	No(1)	pages 71 & 72 in Note 2
NextEra Energy's and FPL's other (noncurrent)(3)	NextEra Energy - No(1) FPL - Yes	page 70 in Note 1 - Income Taxes and pages 71 & 72 in Note 2

(1)	Please refer to the response to Question 9 below for a discussion of NextEra Energy's regulatory assets and liabilities.
(2)	Relates to the supplemental executive retirement plan and postretirement plan benefits.
(3)
Primarily relates to FPL's deferred income taxes (approximately $137 million for 2009 and $92 million for 2008) and NextEra Energy's supplemental executive retirement plan and postretirement plan benefits (approximately $51 million for 2009 and $5 million for 2008).

We believe that the remaining regulatory asset amounts in the noncurrent other line item are not material for disclosure purposes.  All regulatory assets and liabilities are included in rate base or otherwise earn (pay) a return on investment during the recovery period.  FASB ASC 980-340-50-1 requires disclosure of regulatory assets that are not earning a return.  Since we have none, we believe no additional disclosure is warranted and that the existing disclosure is appropriate.

9.
Please clarify for us and disclose why some regulatory assets and liabilities, such as those related to your pension plan, are recorded at the parent level and not at the regulated utility subsidiary level.

Company Response:  The only regulatory assets and liabilities recorded at the parent level and not at the regulated utility subsidiary level relate to pension and other postemployment benefits.  As discussed in Note 2 of NextEra Energy's and FPL's 2009 Form 10-K, NextEra Energy sponsors a defined benefit pension plan and other postemployment benefit plans for employees of NextEra Energy and its subsidiaries.  FPL and the other subsidiaries do not have separate rights to the plan assets or separate direct obligations to their employees.  In accordance with FASB ASC 715-30-55-63 and 64, NextEra Energy accounts for the plans as single-employer plans, and FPL, in its stand-alone financial statements, accounts for the plans as multiemployer plans.  NextEra Energy allocates net periodic benefit income/cost to its subsidiaries based on relevant factors (e.g., pensionable earnings for the pension plan, number of employees for other benefits, etc.).

Upon adoption of FAS 158 in 2006 (FASB ASC 715 and 958), NextEra Energy recorded a prepaid pension asset related to the overfunded status of its pension plan.  Absent regulatory accounting treatment, a credit to AOCI would have been made, consisting of previously unrecognized net gains/losses, prior service costs/credits, and transition obligations/assets that will be recognized in income as components of net periodic benefit cost/credit in future years.  The portion of the adjustment to AOCI that is estimated to be allocated to FPL in future years, and recovered through rates, is reflected as a regulatory liability.  FPL has historically recovered, and currently recovers, its allocated share of net periodic pension cost/benefit in rates, and there is no indication that the existing regulatory treatment will change.  Similar adjustments related to the underfunded status of other benefit plans were made in the opposite direction (i.e., debit to regulatory asset and credit to accrued benefit cost) for the same reasons.  These adjustments are initially recorded in NextEra Energy's financial statements rather than being “pushed down” to FPL because FPL has no separate right to any estimated allocated plan assets and no separate obligation for an estimated allocation of the consolidated plan obligation.  However, such adjustments, over time, will be "pushed down" to FPL by way of the net periodic benefit income/cost allocation discussed above.

10.
Please revise your disclosure to provide more detail regarding your other noncurrent regulatory assets and liabilities.  Further, explain to us why noncurrent regulatory assets at NextEra Energy increased from $138 million as of December 31, 2008 to $236 million as of December 31, 2009.

Company Response:  The disclosures under the caption Regulatory Accounting included in the Critical Accounting Policies and Estimates section of NextEra Energy's and FPL's 2009 Form 10-K contains a description of the accounting for and the detail regarding regulatory assets and liabilities.  All of the other noncurrent regulatory assets and liabilities line items in the Consolidated Balance Sheets of NextEra Energy and FPL approximate 1% or less of the related total assets or total liabilities amounts.  We believe these amounts are immaterial to the financial statements of NextEra Energy and FPL and, therefore, do not believe additional detailed disclosure is warranted or informative.  The majority of the approximately $98 million increase in other noncurrent regulatory assets is attributable to $45 million related to unrecognized losses associated with the supplemental executive retirement plan and postretirement plan benefits as further described in Note 2 on page 72 and $44 million related to deferred income taxes as further described in Note 1 on page 70 of NextEra Energy's and FPL's 2009 Form 10-K.  We believe the remaining items are not significant.

Energy Marketing and Trading and Market Risk Sensitivity, page 49

11.
We note that the estimated fair value of a significant amount of derivatives maturing in 2010 was based on significant unobservable inputs.  Please disclose the manner in which such inputs were determined, and how the resulting fair values have affected, or might affect in the future, your results of operations, liquidity, and capital resources.

Company Response:  Disclosures related to the fair value measurements of these energy contract derivatives is found in the Accounting for Derivatives and Hedging Activities section of Critical Accounting Policies and Estimates and Note 4 of NextEra Energy's 2009 Form 10-K.  We acknowledge the merits of the Staff’s comment and respectfully direct the Staff’s attention to Note 3 of the March 31, 2010 Form 10-Q where we have expanded our disclosure of the valuation techniques used for derivatives as a result of new fair value measurement disclosure rules.  We do not anticipate that these energy contract derivatives will have a material future effect on the results of operations, liquidity or capital resources of NextEra Energy or FPL.  We will continue to provide this disclosure in our quarterly filings and include the disclosure in the Form 10-K for the fiscal year ended December 31, 2010.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 57

12.	Please revise your balance sheet in future filings to separately present restricted cash. We note your footnote disclosure on page 69. Please refer to Rule 5-02-1 of Regulation S-X.

Company Response:  At December 31, 2009 and 2008, restricted cash represented 3.1% and 2.6%, respectively, of NextEra Energy's total current assets and 1.7% and 1.3%, respectively, of FPL's total current assets.   We believe those amounts were immaterial to each company's Consolidated Balance Sheets, and therefore they were not separately disclosed on the face of the balance sheets.  As disclosed on page 69 of NextEra Energy's and FPL's 2009 Form 10-K, restricted cash was classified as a current asset on NextEra Energy's and FPL's Consolidated Balance Sheets at December 31, 2009 and 2008.  Pursuant to Rule 5-02-8 of Regulation S-X, only amounts in excess of 5% of total current assets require separate disclosure on the balance sheet or in a note thereto.  Despite this, the amounts and nature of the restriction were included on page 69 of the 2009 Form 10-K.  As such, we believe that NextEra Energy's and FPL's restricted cash was properly included in other current assets at December 31, 2009 and 2008.

13.
Explain to us and disclose the nature of the components that comprise other long term liabilities as of December 31, 2009 and 2008.  Advise us if such amounts are reflected in the contractual obligations table on page 43.  If not, please explain.

Company Response: The components of other liabilities and deferred credits at December 31, 2009 and 2008 were as follows:

	NextEra Energy		FPL
	December 31,		December 31,
	2009	2008	2009	2008
	($ millions)

Deferred amount related to the sale of differential membership interests (see Note 10 of 2009 Form 10-K, page 90)	$700	$706	$-	$-
Long-term portion of accrued benefit cost of postretirement plan for health and life insurance benefits (see Note 2 of 2009 Form 10-K, page 72)	369	309	258	262
Fair value of power purchase agreements assumed as part of acquisitions	338	365	-	-
Other employee benefit-related liabilities	139	118	66	57
Obligations under a power purchase contract of FPL (see Note 14 of 2009 Form 10-K, page 97)	119	119	119	119
Other, each item less than $100 million	447	389	209	186
	$2,112	$2,006	$652	$624

Pursuant to Rule 5-02-24 of Regulation S-X, only amounts in excess of 5% of total liabilities require separate disclosure on the balance sheet or in a note thereto.  None of the liabilities disclosed in the table above meet the 5% threshold, and therefore, we believe that additional disclosure is not warranted.  However, please note certain disclosures referenced to the 2009 Form 10-K in the table above.

All significant contractual obligations to be settled in cash were reflected in the contractual obligations table on page 43 of the 2009 Form 10-K as required by Item 303(a)(5) of Regulation S-K.  For example, cash requirements related to obligations under a power purchase contract and the differential membership interests are referred to in footnotes (c) and (h) to the contractual obligations table.  Additionally, at this time, NextEra Energy does not anticipate making significant contributions for employee medical expenses relating to its postretirement plans for health care and life insurance benefits in the foreseeable future.  Please refer to page 73 of the 2009 Form 10-K under Expected Cash Flows.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting and Reporting Policies, page 64

General

14.
Please consider providing an accounting policy with regard to your income statement classification and presentation of revenues and expenses.  Please tell us what consideration was given to utilizing a cost of service format for FP&L.  In this regard, we note you do not classify income taxes as an operating expense on your consolidated statements of income for your rate regulated subsidiary FP&L, although we note income taxes are being recovered in rates.

Company Response:  We believe that the majority of registrants in the electric utility industry utilize a similar commercial presentation format for their income statements.  Neither the Federal Energy Regulatory Commission nor the Florida Public Service Commission require a particular utility format for the presentation of FPL's consolidated financial statements prepared under generally accepted accounting principles.  In the absence of such a requirement, we have elected to utilize a presentation format for consolidated statements of income for NextEra Energy and FPL that we believe provides the users meaningful information while following the rules contained in Regulation S-X, and do not believe any additional disclosure is required.

Construction Activity, page 66

15.	Please revise your disclosure to include the capitalized costs associated with construction activities that were charged to O&M expense when recoverability is no longer probable.

Company Response:  For FPL, capitalized costs associated with construction activities that were charged to O&M expense were $1.6 million, $4.1 million and $1.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.  For Energy Resources, $303,000 of capitalized costs associated with development activities were charged to O&M expense in 2009 and zero in 2008 and 2007.  Energy Resources' and FPL's accounting policy regarding capitalized costs is included in Note 1 - Construction Activity on page 66 of the 2009 Form 10-K and, if significant, the amounts would be disclosed.  However, since the amounts in all periods presented were not significant, we believe that no disclosure of the amounts was warranted.

16.	Please explain why the expected long-term rate of return on qualified plan assets is 7.75% for all years for the pension plan and 8.00% for all years for the other benefits plan.

Company Response:  The pension plan and the other benefits plan currently have different asset allocations and as such, we believe it is reasonable for the expected return for the plans to be different.  As disclosed on page 73 of NextEra Energy's and FPL's 2009 Form 10-K, the pension plan fund has a strategic asset allocation that currently targets a mix of 45% equity investments, 45% fixed income investments and 10% convertible bonds, whereas the other benefits plan has a strategic asset allocation that currently targets a mix of 60% equity investments and 40% fixed income investments.

The expected return on assets assumption is designed to be an estimate of what each of the plan’s assets could reasonably be expected to earn over a long time horizon.  As disclosed on page 46 of NextEra Energy's 2009 Form 10-K in the Accounting for Pensions and Other Postretirement Benefits section of Critical Accounting Policies and Estimates, NextEra Energy considered 10-year and 20-year historical median returns for a portfolio with an equity/bond asset mix similar to its funds, as well as its funds' historical compounded returns.  NextEra Energy also considered input from actuaries and consultants, as well as information available in the marketplace.  These assumptions are evaluated annually but  have not fluctuated significantly because of their long-term nature.

The annual process of determining the expected return on assets assumption is twofold.  First, we evaluate whether the current assumption is consistent with the historical returns that would have been earned by a portfolio with an asset allocation similar to that of the plans.  Second, we compare the current assumption to the average expected long-term rate of return for a portfolio with an asset allocation similar to the plans based on information gathered from third-parties, as well as the marketplace.

17.
Please disclose a description of the regulatory treatment of your other postretirement benefit costs and the period over which any deferred amounts are expected to be recovered in rates.  Refer to FASB ASC 980-715-50-1.

Company Response:  Please refer to Note 2 to NextEra Energy's and FPL's 2009 Form 10-K for a description of the regulatory treatment for postretirement benefit costs.  The regulatory asset related to other postretirement benefits will be settled over time through FPL's base rates in connection with the ratemaking process.  We acknowledge the merits of the Staff’s comment; however, we believe that the other postretirement benefits plan costs are not material and that further disclosure would not be meaningful to investors.

Item 9A. Controls and Procedures, page 104

Disclosure Controls and Procedures, page 104

18.
We note that you include a slightly different definition of disclosure controls and procedures than the definition of disclosure controls and procedures found Rule 13a-15(e) of the Exchange Act.  In this regard, we note that you state that the CEOs and CFOs of NextEra Energy and FPL concluded that each company's disclosure controls and procedures are effective in timely alerting them to material information relating to the company and its consolidated subsidiaries required to be included in the company's reports filed or submitted under the Exchange Act.  Please confirm that the CEO and CFO of NextEra Energy and the CEO and CFO of FPL concluded, if appropriate, that each company's disclosure controls and procedures were effective as of the end of the period covered by the report to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.  Also, please confirm to us that you will apply this comment to your future filings.

Company Response:  We hereby confirm that NextEra Energy's and FPL's chief executive officers and chief financial officer concluded that the respective company's disclosure controls and procedures were effective as of December 31, 2009 to ensure that information required to be disclosed by the respective company is recorded, processed, summarized and reported in a timely manner.

NextEra Energy and FPL will revise their Disclosure Controls and Procedures disclosure in future filings as follows:

As of _________, each of NextEra Energy and FPL had performed an evaluation, under the supervision and with the participation of its management, including NextEra Energy's and FPL's chief executive officers and chief financial officer, of the effectiveness of the design and operation of each company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) or 15d-15(e)).  Based upon that evaluation, the chief executive officer and chief financial officer of each of NextEra Energy and FPL concluded that the company's disclosure controls and procedures were effective as of _______.

19.
We note your statement that "management of NextEra Energy and FPL cannot provide absolute assurance that the objectives of their respective disclosure and procedures will be met."  Please revise to state clearly, if true, that the disclosure controls and procedures of each company are designed to provide reasonable assurance of achieving their objectives and that the principal executive officer and principal financial officer of each company concluded that the disclosure controls and procedures of each company are effective at the reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4. of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Company Response:  NextEra Energy and FPL will revise future filings to omit the reference to the level of assurance relating to disclosure controls and procedures.  Please refer to proposed future disclosure included in the response to Question 18 above.

Florida Power & Light Company Signatures, page 116

20.
We note that your Form 10-K is not signed as provided in the Signatures section and General Instruction D of Form 10-K.  In this regard, your principal executive or persons performing similar functions must sign the Form 10-K below the relevant language in the Form 10-K indicating that such persons are signing on behalf of the registrant and in the capacities indicated.  Please confirm that Armando J. Olivera, your principal executive officer signed on behalf of you and in his capacity as principal executive officer and please confirm that you will apply this comment to all future filings.

Company Response:  We confirm that Armando J. Olivera, FPL's principal executive officer, signed the 2009 Form 10-K on behalf of FPL and in his capacity as principal executive officer of FPL.  Form 10-K general instruction D.(2)(b), states "Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report."  Under Mr. Olivera's signature for FPL in the 2009 Form 10-K, it stated that he was signing as principal executive officer.

However, to further clarify this, we will modify the language above Mr. Olivera's signature as follows in future filings:

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized and in the capacities and on the date indicated.

Definitive Proxy Statement on Schedule 14A

Compensation Committee Agenda and Processes; Role of External Consultants and Executive Officers, page 22

21.	Please describe in greater detail:

(a) the nature and scope of your compensation consultants assignment and

(b) the material elements of the instructions or directions given to the consultants with respect to the performance of their duties.

Company Response:

(a)
NextEra Energy believes that the nature and scope of the Compensation Committee’s compensation consultant’s assignment are reflected in the services performed by the consultant, which were consistent with the assignment.  Those services are described at the bottom of page 22 of the NextEra Energy's proxy statement for the 2010 annual meeting of shareholders (“2010 Proxy Statement”), as follows:

“In 2009, Watson Wyatt provided the Compensation Committee and the Company with analysis and advice on items such as pay competitiveness (including review of and advice on the composition of the Company’s peer group) and executive compensation program plan design. In addition, using competitive data primarily compiled by FPL Group’s human resources personnel, as well as Watson Wyatt’s own evaluation and review of market trends, Watson Wyatt discussed with the Compensation Committee its recommendations with respect to non-employee director compensation, which is ultimately determined by the Board. The consultants also monitored current and emerging market trends and reported to the Compensation Committee on such trends and their impact on Company compensation practices. Kay & Company has also reviewed the Compensation Discussion & Analysis section of this proxy statement.”

Although NextEra Energy believes that the disclosure in the 2010 Proxy Statement meets the requirements of Item 407(e)(3)(iii) of Regulation S-K, in future filings it will describe the material tasks assigned to the compensation consultant by the Compensation Committee.  The description will include a description of the nature and scope of the tasks assigned, similar to the description of the consultant’s services included in the 2010 Proxy Statement.

(b)
NextEra Energy believes that its disclosure in the 2010 Proxy Statement meets the requirements of Item 407(e)(3)(iii) of Regulation S-K. The instructions given to the compensation consultant in 2009, beyond those described in the 2010 Proxy Statement, related primarily to logistical or procedural matters and were not material to an investor’s understanding of the consultant’s assignment.  The instructions included:

•
cooperate with NextEra Energy’s human resources personnel and appropriate executives of NextEra Energy, including assisting them in the development of compensation programs for consideration by the Compensation Committee

•
share appropriate information regarding relevant market trends, comparative analyses, and other general education material with NextEra Energy's human resources personnel and appropriate executives of NextEra Energy, as well as with the Compensation Committee

•
develop recommendations that were consistent with the philosophy and goals of NextEra Energy's executive compensation program and that ensure that the compensation packages of NextEra Energy's executive officers were competitive with the market and reasonable given NextEra Energy's financial and operating performance relative to its peers, based on competitive data primarily compiled by NextEra Energy's human resources personnel

•	review and provide advice on NextEra Energy's comparator group of peer companies and review benchmark data from the comparator group for all components of compensation for each executive officer; and
•	review and provide advice on the compensation packages of the non-employee directors using competitive data primarily compiled by NextEra Energy's human resources personnel.

In future filings, NextEra Energy will include further information about instructions or directions given by the Compensation Committee to the compensation consultant, if such instructions or directions are material.

Executive Compensation, page 32

Operational Performance Targets, page 41

22.
Please briefly define, by footnote or otherwise, some of the performance indicators that do not have commonly understood meanings.  For example, please briefly define "[f]ossil generation availability" and the "[n]uclear industry composite performance index."  Please note that these are only examples and not an exhaustive list of the indicators that you should further define.

Company Response:  NextEra Energy believes its performance indicators are described in the 2010 Proxy Statement using terms common in its industry that are understood by most utility and power generation investors.  However, in future filings, NextEra Energy will briefly define, by footnote or otherwise, performance indicators which may not have commonly understood meanings.  A sample of this would be:

•	“Fossil generation availability” measures the amount of time during a given period that a fossil power generating unit is available to produce power.

•
The “nuclear industry composite performance index” referenced is the Institute of Nuclear Power Operations, or INPO, index.  INPO promotes the highest levels of safety and reliability in the operation of commercial nuclear power plants by establishing performance objectives, criteria and guidelines for the nuclear power industry and conducting regular detailed evaluations of all nuclear power plants in the United States.  The INPO index is an 18-month rolling average of a nuclear plant’s, and a company’s nuclear fleet’s, performance against operating performance measures.  Among other things, INPO evaluates the knowledge and performance of plant personnel, the condition of systems and equipment, the quality of programs and procedures and the effectiveness of plant management.

2009 Annual Incentive Awards for the Named Executive Officers, page 43

23.	(a)	Please discuss the Compensation Committee's conclusion regarding the company's operational performance in comparison to the operational targets.

	(b)	Disclose NextEra Energy's performance rating for 2009.

	(c)	In addition, please describe how you arrived at the amount of annual incentive awards for each executive officer for 2009 including your CEO's award.

	(d)	Further, please describe any instance where the Compensation Committee raised or lowered a named executive officer's annual incentive award based on individual performance.

Company Response:  As described on pages 39 through 45 of the 2010 Proxy Statement, numerous factors and complex determinations were involved in assessing NextEra Energy's operational performance in comparison to the operational targets for 2009 and in determining each named executive officer’s annual incentive.  We believe that all material factors and their effect on the determinations are set forth on those pages.  We are mindful of the Securities and Exchange Commission's general admonitions regarding the length and complexity of the executive compensation portion of company disclosures, and the need to limit such disclosures to material information described as simply as possible.  We do not believe that additional information about the calculation of the annual incentive would add materially to an investor's understanding of the Annual Incentive Plan.

The following responds to the Staff’s specific comments:

	(a)	As set forth at the end of the third paragraph on page 23 of the 2010 Proxy Statement:

“the Executive Compensation Review Board (“review board”), whose members are Messrs. Hay, Pimentel, Robo, Olivera, the president of NextEra Energy Resources and the executive vice president, human resources, annually performs the initial review of the Company’s (including its subsidiaries’) performance compared to the Executive Annual Incentive Plan operating performance targets, including whether targets have been achieved, exceeded or missed, and makes recommendations based on this review to the Compensation Committee for consideration and appropriate action.”

In 2009, the Compensation Committee reviewed and discussed the review board’s recommendations, considering whether targets had been achieved, exceeded or missed and, to the extent exceeded or missed, by what margin such targets had been exceeded or missed (as set forth in the charts on pages 42-43 of the 2010 Proxy Statement), and determined to accept the recommendations of the review board.

	(b)	As set forth on page 43 of the 2010 Proxy Statement:

“Each named executive’s 2009 annual incentive compensation was determined based on a rating (“[NextEra Energy] performance rating”) derived by combining the Company’s financial performance as measured by the financial performance matrix (weighted 50%) and the Company’s operational performance as compared to the operational performance targets (or the performance scorecard, in the case of the CEO) (weighted an aggregate of 50%, without assigning an individual weight to each operational performance target).”

The NextEra Energy performance rating for 2009, determined in this manner, was 1.33.

(c)
The amount of the annual incentive award for each executive officer for 2009, including the CEO’s award, was determined as set forth at the bottom of page 40 of the 2010 Proxy Statement (emphasis added):

“Each NEO’s annual incentive compensation under the Annual Incentive Plan is subject to attainment of an adjusted earnings objective for FPL Group and to a cap, each of which was set by the Compensation Committee prior to the beginning of 2009. Meeting the adjusted earnings objective is a condition to the payment of any annual incentive compensation under the Annual Incentive Plan. If the adjusted earnings objective is met, the actual amount of annual incentive compensation paid is determined, subject to the cap, with reference to the financial performance matrix, the operational performance targets (or, for the CEO, the performance scorecard) and the Compensation Committee’s assessment, following consideration of recommendations by the CEO for all executive officers other than himself, of individual performance. For 2009, the adjusted earnings objective for FPL Group was $500 million and in accordance with the cap, no executive officer could earn more than 200% of the executive’s targeted annual incentive.”

A mathematical illustration of the computation of each named executive officer’s individual incentive award for 2009 is set forth on page 44 of the 2010 Proxy Statement, as follows:

"The following illustrates the determination of the 2009 annual incentive for each NEO:

		annual incentive =	([NextEra Energy] performance rating x individual performance factor) x target annual incentive"

Note that the NextEra Energy performance rating multiplied by the individual performance factor is the “total performance-based adjustment,” as such term is used in the chart below.

(d)
Subject to the overall cap established using the adjusted earnings objective described above, the Annual Incentive Plan is not a strictly formulaic plan where the Compensation Committee looks at results determined by formula and then exercises discretion to alter the formula-derived results.  Instead, the Compensation Committee reviews NextEra Energy's performance compared to the adjusted earnings goal objective, the financial matrix and the operational performance targets, and then exercises its business judgment to evaluate the individual performance (and business unit or subsidiary performance) of the named executive officers.  For 2009, this resulted in the following annual incentive amounts for the named executive officers (note that, although the middle column below was not included in the chart on page 44 of the 2010 Proxy Statement, it can be derived by dividing the right column by the left column of that chart):

Named Executive Officer	2009 Target Annual Incentive	2009 Total Performance-Based Adjustment	2009 Annual Incentive Award
Lewis Hay, III	$1,293,500	135%	$1,746,225
Armando Pimentel, Jr.	$389,550	133%	$518,102
James L. Robo	$665,280	120%	$798,336
Moray P. Dewhurst	$154,964	129%	$199,904
Armando J. Olivera	$426,698	113%	$482,169

NextEra Energy and FPL each acknowledge that:

•	they are responsible for the adequacy and accuracy of their respective disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
•	they may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss NextEra Energy's and FPL's responses to the Staff's comments or any other matters, please contact me at (561) 691-7800.

Sincerely,

ARMANDO PIMENTEL, JR.
Armando Pimentel, Jr. Executive Vice President, Finance and Chief Financial Officer of NextEra Energy, Inc. and Florida Power & Light Company